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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 3, 2022

Dear Sir/Madam,

Sub: Results of the Postal Ballot Notice

In continuation to our letter dated November 1, 2022, titled 'Postal Ballot Notice' please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2. Report of Scrutinizer dated December 2, 2022.

The aforesaid resolution has been passed by Shareholders through Postal Ballot by remote e-voting process with requisite majority.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

This is for your information and records.

Thanking You
Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.12.03 10:17:03 +05'30'

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Name of the Company	INFOSYS LIMITED
Date of the Postal ballot	December 2, 2022 (Voting start date: November 3, 2022 9:00 hours to December 2, 2022 17:00 hours)
Total number of shareholders on cut-off date i.e, October 28, 2022	2995272
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	
Public:	

Resolution No.	1									
Resolution required: (Ordinary/ Special)	SPECIAL - Approval for the Buyback of Equity Shares of the Company									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	551,682,338	551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		551,682,338	100.00	551,682,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,134,549,626	1,922,022,693	90.04	1,883,994,898	38,027,795	98.02	1.98	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		1,922,022,693	90.04	1,883,994,898	38,027,795	98.02	1.98	0	0
Public- Non Institutions	E-Voting	1,521,596,449	796,471,556	52.34	778,709,504	17,762,052	97.77	2.23	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total		796,471,556	52.34	778,709,504	17,762,052	97.77	2.23	0	0
	Total	4,207,828,413	3,270,176,587	77.72	3,214,386,740	55,789,847	98.29	1.71	0	0

Hemanth, Holla & Co.
Company Secretaries

B-3, 2nd Floor, #2470, 21st Main, 25th Cross
BSK 2nd Stage, Bengaluru -560 070.
www.bhemantha.com
Tel.: +91 80 4131 5422

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated October 28, 2022

I, B Hemanth, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolution as proposed in the Postal Ballot Notice dated October 28, 2022, and I submit my report as under :

1. **Management Responsibility**

   The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular Nos. 14/2020 dated April, 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 3/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

B-3, 2nd Floor, #2470, 21st Main, 25th Cross
BSK 2nd Stage, Bengaluru -560 070.
www.bhemantha.com
Tel.: +91 80 4131 5422

The Postal Ballot Notice dated October 28, 2022, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. Scrutiniser's Responsibility

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL") the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting e-voting by electronic means.

3. "Cut-off Date"

The shareholders of the Company holding shares as on the cut-off date of October 28, 2022, were entitled to vote on the resolution as contained in the postal ballot notice.

4. Postal Ballot Process

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, the Postal ballot through e-voting commenced at 9.00 A.M IST on November 3, 2022, and ended on December 2, 2022, 5.00 P.M hours IST, and the e-voting module was blocked by NSDL thereafter.

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on December 2, 2022, at 5.15 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. Swathi Holla and Ms. S Nagajyothi, who are not in the employment of the Company and / or the NSDL. They have signed below in confirmation of the same.

Swathi Holla

S Nagajyothi

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

B-3, 2nd Floor, #2470, 21st Main, 25th Cross
BSK 2nd Stage, Bengaluru -560 070.
www.bhemantha.com
Tel.: +91 80 4131 5422

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. Postal Ballot Result

I now submit my report as under on the results of the remote e-voting in respect of the Special Resolution:

Resolution No. 1 - As a Special Resolution

Approval for the Buyback of Equity shares of the Company

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
16,106	3,21,43,86,740	98.29%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
1,230	5,57,89,847	1.71%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

B-3, 2nd Floor, #2470, 21st Main, 25th Cross
BSK 2nd Stage, Bengaluru -560 070.
www.bhemantha.com
Tel.: +91 80 4131 5422

6. Custody of Records

All electronic data and relevant records of e-voting have been handed over to the Chairman/Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 2604/2022

B HEMANTHA
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374D002590956

Date: December 02, 2022
Place: Bengaluru